MAYFAIR ANNOUNCES RESULTS OF 2026 ANNUAL GENERAL AND SPECIAL MEETING AND GRANT OF STOCK OPTIONS

Toronto, Ontario, June 25, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (TSXV: MFG, NYSE American: MINE) is pleased to announce that Mayfair Gold shareholders approved all matters voted on at the Annual General and Special Meeting of Shareholders held on Thursday, June 25, 2026, including:

•the re-election of Darren McLean, Carson Block, Zach Allwright, Sean Pi and Christine Hsieh as directors of the Company;

•the re-appointment of Davidson & Company LLP as auditors of the Company; and

•the re-approval of the Company’s 10% rolling omnibus incentive plan (the “Omnibus Incentive Plan”).

The Company also announces the grant of stock options to certain officers and employees of the Company to acquire an aggregate of 475,000 common shares in the capital of the Company at an exercise price which shall be the 5-day volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange on and including June 25, 2026 for a five-year term expiring on June 25, 2031 in accordance with the Omnibus Incentive Plan.

About Mayfair Gold

Mayfair Gold is a Canadian development-stage gold company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. Fenn-Gib hosts a 4.3 million ounce indicated mineral resource of gold (181.3Mt at an average grade of 0.74 g/t) and the expected strategy outlined in the 2026 Pre-Feasibility Study (the “PFS”)1 is to develop  the project under the provincial permitting process, targeting the higher-grade 1 million ounce mineral reserve (25.1Mt at an average grade of 1.29g/t) sitting near-surface, highlighting the optionality and scalability provided by the deposit.  The PFS also outlines the potential to develop Fenn-Gib into a new Canadian gold producer, with initial development capital of C$450 million, a base-case payback period of 2.7 years, and cumulative free cash

1 Please refer to the technical report entitled “Fenn-Gib Gold Project NI 43-101 Technical Report and pre-Feasibility Study” dated effective December 19, 2025 available on SEDAR+ at www.sedarplus.ca for further details.

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flow2 of US$896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering, and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030. The company also remains focused on exploration around the broader land package with the goal of enhancing mineral resource scale and growth opportunities.

The content of this news release has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Executive Officer of Mayfair, a QP as defined in NI 43-101.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, “forward-looking information”). The use of the words “will” and “expected” and similar expressions is intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, building and operating the Fenn-Gib Project and all disclosure related to the PFS, including expected commencement of construction and production. Although Mayfair Gold believes that the expectations reflected in such forward-looking information is reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this news release is as at the date of this news release, and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

2 Free cash flow does not have a standardized meaning and may not be comparable to similar measures presented by other issuers, referred to as non-GAAP financial measures. As the Corporation is not in production, the Corporation does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measures may not be reconciled to the nearest comparable measures under IFRS.

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Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Drew Anwyll, P.Eng.
CEO, Mayfair Gold Corp.
489 McDougall St

Matheson, ON P0K 1N0 Canada
+1 (855) 350-5600
info@mayfairgold.ca

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